SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MediaAlpha, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
58450V104
(CUSIP Number)
Eugene Nonko
O.N.E. Holdings, LLC
700 South Flower Street, Suite 640
Los Angeles, California 90017
(213) 316-6256
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS Eugene Nonko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,821,811**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,821,811**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,821,811**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*    The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**    Represents (i) 680,319 shares of Class A Common Stock (as defined below) directly owned by Eugene Nonko, (ii) 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock) and (iii) 171,441 shares of Class A Common Stock issuable upon settlement of outstanding restricted stock units that vest within 60 days. Determination of the percentage beneficial ownership of the Reporting Person is based on 41,584,400 shares of Class A Common Stock reported to be outstanding as of April 29, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2022.

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS O.N.E. Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,970,051**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,970,051**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,051**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*    The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**    Represents 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 41,584,400 shares of Class A Common Stock reported to be outstanding as of April 29, 2021 as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed with the SEC on May 6, 2022.

SCHEDULE 13D
This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 (the “Schedule 13D”) jointly by (i) Eugene Nonko and (ii) O.N.E. Holdings, LLC, a Washington limited liability company (“O.N.E. Holdings”) relating to the shares of Common Stock, par value $0.01 (the “Class A Common Stock”), of MediaAlpha, Inc., a Delaware corporation (“MediaAlpha”). The foregoing entity and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 1 amends the Schedule 13D as specifically set forth herein and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 1, are incorporated by reference into the responses to each other item, as applicable.

Item 3.    Source and Amount of Funds or Other Consideration.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 22, 2022, Mr. Nonko received a grant of 32,200 restricted stock units under MediaAlpha's Omnibus Incentive Plan, each representing a contingent right to receive one share of Class A Common Stock, in settlement of the annual incentive bonus payout earned by Mr. Nonko for 2021. These restricted stock units vested immediately upon grant.

On March 22, 2022, Mr. Nonko received a grant of 292,700 restricted stock units under MediaAlpha's Omnibus Incentive Plan, each representing a contingent right to receive one share of Class A Common Stock. These restricted stock units will vest in equal quarterly installments through February 15, 2026, subject to Mr. Nonko’s continued employment with MediaAlpha through each vesting date.

On April 15, 2022, Mr. Nonko received a grant of 60,150 performance-based restricted stock units under MediaAlpha's Omnibus Incentive Plan, each representing a contingent right to receive one share of Class A Common Stock. These performance-based restricted stock units will vest based on the achievement of certain performance measures determined by MediaAlpha's Compensation Committee (the "Committee") and the resulting value earned, which amount shall be divided by the weighted-average closing price of MediaAlpha's Class A common stock for the 90-day period ended as of the Friday preceding the Committee's determination of the achievement of such performance measures to determine the number of units to be vested (rounded up to the nearest whole share).

Each of the above grants of restricted stock units by the Company to Mr. Nonko were transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    The Reporting Persons may be deemed to beneficially own in the aggregate 4,821,811 shares of Class A Common Stock, representing approximately 11.6% of MediaAlpha’s outstanding shares of Class A Common Stock. The percentages of beneficial ownership in this Statement are based on 41,584,400 shares of Class A Common Stock reported to be outstanding as of April 29, 2022, as disclosed in MediaAlpha’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed with the SEC on May 6, 2022.
(b)    Eugene Nonko beneficially owns and has sole voting and dispositive power over 4,821,811 shares of Class A Common Stock, comprised of (i) 680,319 shares of Class A Common Stock directly owned by Mr. Nonko, (ii) 3,970,051 shares of Class B Common Stock owned by O.N.E. Holdings (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock) and (iii) 171,441 shares of Class A Common Stock issuable to Mr. Nonko upon settlement of outstanding restricted stock units that vest within 60 days of the date of this Statement.

By virtue of his position as Manager of O.N.E. Holdings, Mr. Nonko may be deemed to have sole power to vote and dispose of the shares of Class A Common Stock reported owned by O.N.E. Holdings.
(c)    Between July 30, 2021 and May 15, 2022, Mr. Nonko acquired an aggregate of 663,079 shares of Class A Common Stock upon the vesting of restricted stock units, as follows:

Vesting Date	Shares Acquired
7/30/2021	153,147
10/30/2021	153,146
1/30/2022	153,147
3/22/2022	32,200
4/30/2022	153,146
5/15/2022	18,293

All of the above shares of Class A Common Stock acquired by Mr. Nonko from the Company were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Between June 30, 2021 and November 2, 2021, Mr. Nonko sold an aggregate of 222,399 shares of Class A Common Stock in the following open market transactions, pursuant to a Rule 10b5-1 Trading Plan adopted by Mr. Nonko on May 28, 2021:

Trade Date	Shares Sold	Price Per Share
6/30/2021	8,365	$42.5542
6/30/2021	4,507	$43.2308
7/1/2021	6,394	$41.8949
7/1/2021	10,734	$41.0045
7/2/2021	9,209	$39.4606
7/2/2021	3,889	$40.5675
7/2/2021	1,902	$41.26
7/7/2021	1,100	$38.056
7/7/2021	13,900	$36.9164
7/8/2021	5,101	$37.3634
7/8/2021	2,000	$36.3681
7/9/2021	10,818	$36.6416
7/9/2021	3,522	$36.9452
7/9/2021	5,614	$35.0389
7/30/2021	3,800	$33.3711
8/2/2021	8,807	$32.7423
8/3/2021	18,835	$31.0937
8/3/2021	10,960	$30.2056
8/3/2021	1,529	$32.2022
8/4/2021	3,745	$30.3446
8/4/2021	11,069	$29.7243
8/5/2021	7,455	$29.8172
11/2/2021	60,729	$15.4287
11/2/2021	8,415	$16.2678

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.
(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date of this Statement, 18,817,930 shares of Class A Common Stock and 18,464,796 shares of Class B Common Stock are beneficially owned by parties to the Stockholders Agreement that have agreed to vote in favor of each other’s designations to the Board.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of: June 16, 2022

By:	/s/ Eugene Nonko
Name:	Eugene Nonko

By: O.N.E. Holdings, LLC

By:	/s/ Eugene Nonko
Name:	Eugene Nonko
Title:	Manager